Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The AutoNation Employee Benefits Committee

AutoNation 401(k) Plan:

We consent to the incorporation by reference in the registration statements (No. 333-42891 and 333-90819) on Form S-8 of AutoNation of our report dated June 23, 2010, with respect to the statement of net assets available for benefits of the AutoNation 401(k) Plan as of December 31, 2009, the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the AutoNation 401(k) Plan.

/s/ KPMG LLP

June 23, 2010
Fort Lauderdale, Florida
Certified Public Accountants